Exhibit 99.1

Minimum Requirement for Own Funds and Eligible Liabilities (MREL)

€ bn, unless stated otherwise



Deutsche Bank available MREL categories
118
Plain-vanilla senior preferred debt(1)
1(2)
Plain-vanilla senior non-preferred debt(1)
54
MREL adjustments(3)
1
AT1 / Tier 2(4)
14
CET1(4)
48
99
9.14% (of € 1,085bn)
Available MREL
MREL requirement (TLOF(5) -based)

- Deutsche Bank has a loss absorbing capacity of € 118bn which is € 19bn above MREL requirement[6]
- German law change has broadened the scope of liabilities being eligible for MREL
  - German law change in July 2018 implemented the European bank insolvency creditor hierarchy harmonization
  - German banks can now issue plain-vanilla senior debt in preferred ranking pari passu to general bank debt
  - Deutsche Bank issued its inaugural € 1bn plain-vanilla senior preferred debt benchmark in August 2018

Note: Illustrative size of boxes
(1) IFRS carrying value incl. hedge accounting effects; incl. all senior debt >1 year; excludes legacy non-EU law bonds
(2) Potential to include further senior preferred issuances and other MREL eligible liabilities of at least 2.5% of RWA
(3) Exclusion of Tier 2 instruments with maturity <1 year; add-back of regulatory maturity haircut for Tier 2 instruments with maturity >1 year
(4) Regulatory capital; includes Additional Tier 1 (AT1) and Tier 2 capital issued out of subsidiaries to third parties which is eligible until year end 2021
(5) Total Liabilities and Own Funds: Principally IFRS total liabilities with derivatives after consideration of netting and IFRS equity replaced by total regulatory capital (own funds)
(6) Based on Deutsche Bank's MREL requirement as calculated by the Single Resolution Board (SRB) – refer to slide 15 for details

Deutsche Bank
Investor Relations
Q3 2018 Fixed Income Investor Call
1 November 2018
8

Minimum Requirement for Own Funds and Eligible Liabilities (MREL)(1)

Single Resolution Board (SRB) methodology (% RWA)



Pillar 1 minimum requirement
Pillar 2 requirement
Combined buffer requirement(2)
Market Confidence Charge(3)
29.27%
3.26%
2.75%
8.00%
Loss Absorption Amount
4.51%
2.75%
8.00%
Recapitalization Amount

Requirements

- MREL requirement calculated by the Single Resolution Board (SRB) from a % of risk-weighted assets (RWA), currently calibrated based on year-end 2016 data(2)
- SRB translates the RWA-based requirement into a proportion of Total Liabilities and Own Funds (TLOF)(4)

Deutsche Bank figures

- Deutsche Bank year-end 2016 RWA: € 357bn
- MREL has been calculated from 29.27% of RWA (i.e. € 104.5bn)
- Deutsche Bank year-end 2016 TLOF: € 1,144bn
- SRB set MREL requirement of 9.14% of TLOF (i.e. € 104.5bn MREL / € 1,144bn TLOF)

- Deutsche Bank MREL requirement as per Q3 2018: € 99bn (9.14% times TLOF of € 1,085bn)
- Excess of € 19bn given available MREL of € 118bn

(1) 2017 MREL Policy as published by Single Resolution Board (SRB) at the 6th Industry Dialogue (Nov 21, 2017)
(2) Includes G-SIB buffer (2%), Capital conservation buffer (2.5%) and Countercyclical buffer (0.01%)
(3) Defined by the SRB as the Combined buffer less 1.25%
(4) Total Liabilities and Own Funds: Principally IFRS total liabilities with derivatives after consideration of netting and IFRS equity replaced by total regulatory capital (own funds)

Deutsche Bank
Investor Relations
Q3 2018 Fixed Income Investor Call
1 November 2018
14

Capital Markets and Equity[1] to MREL reconciliation

€ bn, as of 30 September 2018



199
Covered bonds
22
Structured notes
24
Plain-vanilla senior preferred
1
Plain-vanilla senior non-preferred
73
AT1 / Tier 2
15
Shareholder's equity
64
(22)
(24)
(18)
(0)
(17)
1
MREL adjust-ments
118
1
Plain-vanilla senior preferred
54
Plain-vanilla senior non-preferred debt
1
14
AT1 / Tier 2(6)
48
CET1(6)
Capital Markets and Equity - Funding Sources view(1)
MREL excluded liabilities
Senior plain vanilla non-preferred debt < 1 year(2)
Other adjustments to senior plain-vanilla non-preferred debt(3)
Regulatory capital adjustments(4)
MREL (capital) adjustments(5)
Available MREL

(1) Capital Markets and Equity (funding sources view) differs from IFRS long-term debt (incl. trust preferred securities and AT1) (€ 167bn) and Equity (€ 64bn) accounts primarily due to exclusion of TLTRO, issuance under our x-markets program, differences between fair value and carrying value of debt instruments

(2) < 1 year based on contractual maturity and next call/put option date of issuer/investor

(3) Deduction of non MREL eligible seniors (legacy non-EU law bonds; Legacy Postbank issuances; treasury deposits); recognition of senior plain-vanilla debt with issuer call options < 1 year; recognition of hedge accounting effects in line with IFRS accounting standards for Deutsche Bank Group; deduction of own holdings of Deutsche Bank's eligible senior plain-vanilla debt

(4) Regulatory capital deductions items (e.g. goodwill & other intangibles, Deferred Tax Asset), regulatory maturity haircuts and minority deductions for Tier 2 instruments

(5) MREL eligible capital instruments not qualifying as fully loaded regulatory capital; add-back of regulatory maturity haircut for Tier 2 instruments with maturity > 1 year

(6) Regulatory capital; includes AT1 and Tier 2 capital issued out of subsidiaries to third parties which is eligible until year-end 2021

Deutsche Bank
Investor Relations

Q3 2018 Fixed Income Investor Call
1 November 2018

15